SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)

B.H.I.T. Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

066-82N-101
(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 066-82N-101	Page 2 of 6

1	name of reporting person i.r.s. identification no. of above person (entities only) Gary O. Marino
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[__]
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 1,960,613(1)
	8	shared voting power
	9	sole dispositive power 1,960,613(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 1,960,613(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)☐
13	percent of class represented by amount in row (11) 7.7%
14	type of reporting person (see instructions) IN

(1) Shares of common stock held by Patriot Equity, LLC, a limited liability company of which Mr. Marino is sole member.  Also includes 500,000 options to purchase shares of common stock that are presently exercisable.

CUSIP No. 066-82N-101	Page 3 of 6

1	name of reporting person i.r.s. identification no. of above person (entities only) Patriot Equity, LLC
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[__]
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 1,460,613
	8	shared voting power
	9	sole dispositive power 1,460,613
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 1,460,613
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)☐
13	percent of class represented by amount in row (11) 5.8%
14	type of reporting person (see instructions) OO

CUSIP No. 066-82N-101	Page 4 of 6

Item 1.            Security and Issuer.

    Item 1 is amended as follows:

    This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2255 Glades Road, Suite 342-W, Boca Raton, FL 33431.

Item 2.            Identity and Background.

Item 2 is amended and supplemented as follows:

(a)         Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by Gary O. Marino and Patriot Equity, LLC (“Patriot Equity”), a Florida limited liability company.  Mr. Marino is a president, chief executive officer and a director of the Company and the sole member of Patriot Equity, LLC.

(b)         The business address of Patriot Equity is 2255 Glades Road, Suite 342-W, Boca Raton, FL 33431.

(c)         Patriot Equity is an investment company.

(d)         Negative with respect to Patriot Equity.

(e)         Negative with respect to Patriot Equity.

(f)          Patriot Equity is a limited liability company organized in the State of Florida.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Common Stock reported in Item 5(c) as having been acquired by Patriot Equity was acquired for the aggregate purchase price of approximately $15,750 (excluding commissions) with working capital of Patriot Equity.

Item 4.            Purpose of Transaction.

Item 2 is amended and supplemented as follows:

Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Patriot Equity does not currently have plans or proposals that relate to or would result in any of the following:

(i)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

CUSIP No. 066-82N-101	Page 5 of 6

(ii)        the sale or transfer of a material amount of assets of the Company;

(iii)       a change in the present board of directors or management of the Company;

(iv)       a material change in the present capitalization or dividend policy of the Company;

(v)        a material change in the business or corporate structure of the Company;

(vi)       a change to the certificate of incorporation or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;

(vii)      the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s Common Stock;

(viii)     a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)       any action similar to any of those enumerated in (i) through (viii) above.

Patriot Equity reserves the right to modify its plans and proposals described in this Item 4.  Further, subject to applicable laws and regulations, Patriot Equity may formulate and participate in the formulation of plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

Items 5(a)(b) and (c) are amended and supplemented as follows:

(a)        Based solely on the Company’s most recent filings with the Securities and Exchange Commission, there are currently 24,988,051 shares of Common Stock outstanding.  Mr. Marino beneficially owns 1,960,613 shares of Common Stock, including 1,460,613 shares of Common Stock owned by Patriot Equity and 500,000 options to purchase shares of Common Stock, or 7.7% of the Company’s outstanding Common Stock.  Patriot Equity beneficially owns 1,460,613 shares of Common Stock, or 5.8% of the Company’s outstanding Common Stock.

(b)        Mr. Marino has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the shares of Common Stock held by Patriot Equity.

(c)        On February 3, 2009, Patriot Equity purchased 225,000 shares of Common Stock in a private transaction at a price of $0.07 per share.  Mr. Marino and Patriot Equity have not effected any other transactions in the Company’s Common Stock in the past 60 days.

Item 7.            Material to be Filed as Exhibits.

7.1        Joint Filing Agreement.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2009

By:	/s/ Gary O. Marino
Gary O. Marino, individually

Patriot Equity, LLC

By:	/s/ Gary O. Marino
By Gary O. Marino, sole member

EXHIBIT INDEX

Exhibit Number            Description

7.1                      Joint Filing Agreement